As filed with the Securities and Exchange Commission on April 25, 2007
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                   FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                   NESTLE S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                   Switzerland
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                Nestle USA, Inc.
                            800 North Brand Boulevard
                               Glendale, CA 91203
                             Attention: Don Gosline
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         -------------------------------

                                   Copies to:

John T. Gaffney, Esq.         Patricia Brigantic, Esq.    Hans Peter Frick, Esq.
Cravath, Swaine & Moore LLP   Citibank, N.A.              Nestle S.A.
Worldwide Plaza               388 Greenwich Street        Av. Nestle 55
825 Eighth Avenue             New York, New York  10013   CH-1800 Vevey
New York, New York  10019                                 Switzerland

                         -------------------------------

        It is proposed that this filing become effective under Rule 466:
                                      |X| immediately upon filing.
                                      |_| on (Date) at (Time).

         If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                         CALCULATION OF REGISTRATION FEE

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                                                                         Proposed Maximum
                                                                        Aggregate Offering     Proposed Maximum
  Title of Each Class of                              Amount to be             Price              Aggregate            Amount of
Securities to be Registered                            Registered           Per Unit(1)       Offering Price(2)     Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
American  Depositary Shares, each                     300,000,000              $5.00            $15,000,000.00          $460.50
representing one-fourth (1/4) of one (1)
registered share, nominal value CHF 1
per share, of Nestle S.A.
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(1)   Each unit represents 100 American Depositary Shares.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                  PART I -- INFORMATION REQUIRED IN PROSPECTUS

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                                                   Location in Form of ADR
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1. Name of the depositary and the address of its                   Face of ADR - Introductory Paragraph.
   principal executive office.

2. Title of the American depositary receipts and                   Face of ADR - Top center.
   identity of deposited security.

   Terms of Deposit:

(a) the amount of deposited securities represented by              Face of ADR - Upper right corner.
    one unit of American depositary share;

(b) the procedure, if any, for voting the deposited                Reverse of ADR - Sections (16) and (17).
    securities;

(c) the procedure for collecting and distributing                  Reverse of ADR - Section (14).
    dividends;

(d) the procedures for transmitting notices, reports               Face of ADR - Section (13).
    and proxy soliciting material;                                 Reverse of ADR - Section (16).

(e) the sale or exercise of rights;                                Reverse of ADR - Sections (14) and (16).

(f) the deposit or sale of securities resulting from               Face of ADR - Sections (3) and (6); Reverse of
    dividends, splits or plans of reorganization;                  ADR - Sections (14) and (18).

(g) amendment, extension or termination of the                     Reverse of ADR - Sections (22) and (23) (no
    deposit arrangements;                                          provision for extensions).

(h) the rights that holders of American depositary                 Face of ADR - Section (13).
    receipts have to inspect the books of the
    depositary and the list of receipt holders;

                                                                   Location in Form of ADR
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
(i) restrictions on the right to transfer or withdraw              Face of ADR - Sections (2), (3), (4), (6), (7),
    the underlying securities; and                                 (9) and (10).

(j) limitations on the depositary's liability.                     Face of ADR - Section (7);
                                                                   Reverse of ADR - Sections (19) and (20).

3. Fees and charges that a holder of American                      Face of ADR - Section (10).
   depositary receipts may have to pay, either directly
   or indirectly.

ITEM 2. AVAILABLE INFORMATION                                      Face of ADR - Section (13).

Nestle S.A. (the "Company") furnishes the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by the laws of Switzerland or otherwise in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934. These public reports and documents can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission in Washington, D.C.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt (the "ADR") included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS

            (a) Amended and Restated Deposit Agreement, dated as of June 15, 2004, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder (including the form of ADR to be issued thereunder). Filed herewith as Exhibit (a).

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

            (c)(i) Form of Amended and Restated Rule 144A Deposit Agreement, dated June ____, 2004, by and among the Company, Citibank, N.A., as Rule 144A depositary (the "144A Depositary"), and all Holders and Beneficial Owners of Rule 144A American Depositary Shares issued thereunder. Previously filed as Exhibit (c)(i) to the Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 (Reg. No. 333-114927), filed with the Commission on June 14, 2004.

            (c)(ii) Form of Letter Agreement, June ____, 2004, by and between the Company and Citibank, N.A. as the Depositary and the Rule 144A Depositary. Previously filed as Exhibit (c)(ii) to the Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 (Reg. No. 333-114927), filed with the Commission on June 14, 2004.

            (d) Opinion of Patricia Brigantic, counsel for the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit (d).

            (e) Rule 466 Certification. Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

ITEM 4. UNDERTAKINGS

            (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of June 15, 2004, (as may be so amended, the "Deposit Agreement"), by and among Nestle S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of April, 2007.

                            Legal entity created by the Amended and Restated Deposit Agreement, dated as of June 15, 2004, for the issuance of American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-fourth (1/4) of one (1) registered share, nominal value CHF 1 per share, of Nestle S.A.

                            CITIBANK, N.A., solely in its capacity as Depositary


                            By: /s/ Susanna Ansala
                                ------------------------------------------------
                            Name: Susanna Ansala
                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Nestle S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vevey, Country of Switzerland, on the 25th day of April, 2007.

                            NESTLE S.A.,


                            By: /s/ David  P. Frick
                                ------------------------------------------------
                            Name: David P. Frick
                            Title: Member Executive Board

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Peter BRABECK-LETMATHE, Paul POLMAN and Hans Peter FRICK to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on April 25, 2007:


Name                                 Title
----                                 -----


/s/ Peter Brabeck-Letmathe           Chairman of the Board of Directors
-----------------------------        and Chief Executive Officer (Principal
Peter Brabeck-Letmathe               Executive Officer)


/s/ Andreas Koopmann                 1st Vice Chairman of the Board of Directors
-----------------------------
Andreas Koopmann


/s/ Rolf Hanggi                      2nd Vice Chairman of the Board of Directors
-----------------------------
Rolf Hanggi


                                     Director
-----------------------------
Edward George (Lord George)


/s/ Kaspar Villiger                  Director
-----------------------------
Kaspar Villiger


/s/ Jean-Pierre Meyers               Director
-----------------------------
Jean-Pierre Meyers

/s/ Peter Bockli                     Director
-----------------------------
Peter Bockli


/s/ Andre Kudelski                   Director
-----------------------------
Andre Kudelski


                                     Director
-----------------------------
Daniel Borel


/s/ Carolina Muller-Mohl             Director
-----------------------------
Carolina Muller-Mohl


/s/ Gunter Blobel                    Director
-----------------------------
Gunter Blobel


/s/ Naina Lal Kidwai                 Director
-----------------------------
Naina Lal Kidwai


                                     Director
-----------------------------
Jean-Rene Fourtou


/s/ Steven George Hock               Director
-----------------------------
Steven George Hock


/s/ Paul Polman                      Chief Financial Officer (Principal
-----------------------------        Financial and Accounting Officer)
Paul Polman


/s/ Don Gosline                      Authorized Representative in
-----------------------------        the United States
Don Gosline

                                Index to Exhibits

Exhibit        Document                               Sequentially Numbered Page
-------        --------                               --------------------------

(a)            Amended and Restated Deposit
               Agreement, dated as of June 15, 2004

(c)(i)         Form of Amended and Restated Rule
               144A Deposit Agreement, dated June
               ____, 2004*

(c)(ii)        Form of Letter Agreement, dated June
               ____, 2004*

(d)            Opinion of counsel for the Depositary

(e)            Certification under Rule 466

* Previously filed as Exhibits (c)(i) and (ii) to the Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 (Reg. No. 333-114927), filed with the Commission on June 14, 2004.